TEXAS BREWER SUPPORT LLC

Unaudited Financial Statements For The Year Ended December 31, 2017

January 5, 2018



Jason M. Tyra CPA PLLC

Independent Accountant's Review Report

To Management
Texas Brewer Support, LLC
Austin, TX

We have reviewed the accompanying balance sheet of Texas Brewer Support, LLC. as of December 31, 2017, and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
January 5, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

TEXAS BREWER SUPPORT LLC
BALANCE SHEET
DECEMBER 31, 2017
_____

ASSETS

CURRENT ASSETS
Cash | | $ | 3,187

| | TOTAL CURRENT ASSETS | 3,187 |

NON-CURRENT ASSETS
Fixed Assets | | | 138,220

| | TOTAL NON-CURRENT ASSETS | 138,220 |

| | TOTAL ASSETS | 141,407 |

LIABILITIES AND MEMBERS' EQUITY

NON-CURRENT LIABILITIES
Related Party Loans | | | 147,780

| | TOTAL LIABILITIES | 147,780 |

MEMBERS' EQUITY
Contributed Capital | | | 300
Retained Earnings (Deficit) | | | (6,673)

| | TOTAL MEMBERS' EQUITY | (6,373) |

| | TOTAL LIABILITIES AND MEMBERS' EQUITY | $ 141,407 |

TEXAS BREWER SUPPORT LLC
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2017
_____

Operating Income		
Sales	$	-
Cost of Goods Sold		-
Gross Profit		-
Net Income from Operations		-
Other Income (Expense)		
Organizational Costs		(300)
Interest Expense		(6,373)
Net Income	$	(6,673)

TEXAS BREWER SUPPORT LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017
_____

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(6,673)
Net Cash Flows From Operating Activities		(6,673)
Cash Flows From Investing Activities		
Change in Fixed Assets		(138,220)
Net Cash Flows From Investing Activities		(138,220)
Cash Flows From Financing Activities		
Change in Related Party Loans		147,780
Change in Contributed Capital		300
Net Cash Flows From Investing Activities		148,080
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		3,187
Cash at End of Period	$	3,187

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Texas Brewer Support LLC ("the Company") is a limited liability company organized under the laws of the States of Texas. The Company intends to operate a craft brewery that leases excess capacity to other beer producers. As of December 31, 2017, the Company had not commenced principal operations.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fixed Assets

The Company capitalizes long-lived assets and calculates depreciation on a straight-line basis over management's estimate of each asset's useful life. As of December 31, 2017, the Company's fixed assets consisted of brewing and packaging equipment, and various related items expected to be used in production activities by the Company.

Revenue

The Company earns revenue primarily from online advertising. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. Items of income and expense are reported by the members of the Company on their individual tax returns. The Company's federal tax filing for 2017 will be subject to review by the IRS for three years from the date of filing, or the original due date, whichever is later.

The Company is subject to franchise tax filing requirements in the State of Texas. The Company's tax filing in the State of Texas for 2018 will be subject to review by that State for four years from the date of filing, or the original due date, whichever is later.

NOTE C- RELATED PARTY DEBT

In 2017, the Company borrowed money from its founders for the purpose of funding startup operations ("the Related Party Loans"). The Related Party Loans are unsecured, and accrue interest at the rate of 12% per year. The Related party Loans have no fixed repayment schedule, but will be retired at a point to be determined by management.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before January 5, 2018, the date that the financial statements were available to be issued.